UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           PILGRIM'S PRIDE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    721467108
                                 (CUSIP Number)

Owen Johnson                                     Guy Lawson
Executive Vice President,                        McGrath North Mullin
Organization & Administration                     & Kratz, PC LLO
and Corporate Secretary                          Suite 3700 First National Tower
ConAgra Foods, Inc.                              1601 Dodge Street
One ConAgra Drive                                Omaha, NE 68102
Omaha, NE 68102                                  (402) 341-3070
(402) 595-4000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 3, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     1)   Names of Reporting Persons:
          I.R.S. Identification No. of Above Person:

          ConAgra Foods, Inc. 47-0248710

     2)   Check the Appropriate Box if a Member of a Group:
          (a)
          (b)

     3)   SEC Use Only:

     4)   Source of Funds (See Instructions):

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

     6)   Citizenship or Place of Organization:

          Delaware


         Number of Shares       (7) Sole Voting Power:                15,443,054
         Beneficially           (8) Shared Voting Power:              0
         Owned by Each          (9) Sole Dispositive Power:           15,443,054
         Reporting Person       (10) Shared Dispositive Power:        0
         With

     11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:

          15,443,054 shares

     12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     13)  Percent of Class Represented by Amount in Row (11):

          23.2%

     14)  Type of Reporting Person (See Instructions):

          CO

         ConAgra Foods, Inc. ("ConAgra Foods") makes this filing to amend certain information previously reported by ConAgra Foods. This filing constitutes Amendment No. 2 to the Statement on Schedule 13D of ConAgra Foods ("Amendment No. 2"). ConAgra Foods amends such prior Schedule 13D reports with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Pilgrim's Pride Corporation ("Pilgrim's Pride") by adding the following information to the items indicated:

ITEM 4.  PURPOSE OF TRANSACTION

         On August 3, 2005, ConAgra Foods entered into a purchase agreement (the "Purchase Agreement") with Pilgrim's Pride for a proposed sale and transfer to Pilgrim's Pride of the 15,443,054 shares of Common Stock by ConAgra Foods.

         The Purchase Agreement provides for a purchase price of the Common Stock of $31.23735 per share and contains representations and warranties and indemnities by Pilgrim's Pride and ConAgra Foods, and other provisions customarily included in stock purchase agreements. A copy of the Purchase Agreement is filed as Exhibit 1.1 hereto.

         The closing of the purchase of the Common Stock pursuant to the Purchase Agreement is expected to occur on or about August 9, 2005.

         Simultaneously with entering into the Purchase Agreement, Pilgrim's Pride entered into an underwriting agreement with one or more underwriters pursuant to which Pilgrim's Pride will issue and sell to the underwriter(s) for cash in connection with a firm commitment underwriting of up to 15,443,054 shares of Common Stock.

         The sale of the Common Stock by ConAgra Foods to Pilgrim's Pride is subject to customary conditions concerning accuracy of representations and warranties, performance of obligations and other matters. The sale of the Common Stock as provided in the Purchase Agreement will not occur if the Purchase Agreement is terminated. The Purchase Agreement will terminate (a) upon the date upon which the parties mutually agree in writing to terminate the Purchase Agreement, (b) upon the date on which the underwriting agreement referred to above is terminated in accordance with its terms or (c) if the closing of the sale of the Common Stock by ConAgra Foods to Pilgrim's Pride does not occur on or before August 23, 2005, whichever occurs first.

         Upon closing of the proposed sale of Common Stock by ConAgra Foods to Pilgrim's Pride, or termination of the Purchase Agreement, ConAgra Foods will file an amendment to this Schedule 13D reflecting such sale or termination.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) Currently, ConAgra Foods is the beneficial owner of an aggregate of 15,443,054 shares of Common Stock constituting approximately 23.2% of the outstanding Common Stock (based on 66,555,773 shares of Common Stock outstanding on July 22, 2005, as provided in the Pilgrim's Pride Form 10-Q for the quarter ended July 3, 2005).

                  (b) The table below summarizes the number of shares of Common Stock over which ConAgra Foods currently has sole voting and dispositive power and shared voting and dispositive power.

========================================= ======================================
               Voting                                     Dispositive
----------------------------------------- --------------------------------------
---------------- ------------------------ ------------------- ------------------
    Sole                     Shared            Sole                 Shared
---------------- ------------------------ ------------------- ------------------
 15,443,054                     0           15,443,054                0
================ ======================== =================== ==================

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     1.1  Purchase and Amendment Agreement dated August 3, 2005.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Amendment No. 2 is true,complete and correct.

DATED this 3rd day of August, 2005.

                                       CONAGRA FOODS, INC.


                                       By:  /s/ Owen C. Johnson
                                          --------------------------------------
                                          Owen C. Johnson
                                          Executive Vice President,
                                           Organization & Administration
                                           and Corporate Secretary